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A love story about being seen...
even when you're trying to disappear.
#blindhope
by Charo Toledo
equity campaign starts 7/23/26



The story begins this day.
La historia empieza este día.

I could have launched *#BlindHope* on any date.
I chose **July 23** because it is the day our story begins.
The film follows ten years in the life of **Esperanza**, a
young singer whose dreams, first love, and deepest wounds
all begin on that day.

At the heart of the story is the complicated relationship
between Esperanza and her mother, **Zoila,** a woman she
desperately loves, fears, and longs to be seen by.

It's a relationship filled with love, disappointment,
sacrifice, and impossible choices... one that so many
daughters and mothers will recognize.

If you'd like a glimpse of their relationship, I've shared a
short scene on our **@blindhope** Instagram page. I hope
you'll take a look. Link below.

There is another reason July 23 means so much to me.
It was also my own mother's birthday.
She inspired my love of storytelling and my belief that
every person deserves to be seen, even through their scars.
In many ways, *#BlindHope* is my love letter to resilience,
forgiveness, and hope.

That is why our campaign begins on **July 23**.
On that day, our **Community Round** will open on
CineBlock Films, and you can **join the waitlist to be
part of this incredible journey**. Whether you're
following the film, cheering us on, or exploring ways to
participate, I'd love for you to be with us from the very
beginning.

With all my heart,
Charo Toledo

Zoila Esperanza Scene





Toda la historia comienza este día.

Pude haber lanzado *#BlindHope* cualquier día.
Elegí el **23 de julio** porque es el día en que comienza nuestra historia.

La película sigue diez años en la vida de **Esperanza**, una joven cantante cuyos sueños, su primer amor y sus heridas más profundas comienzan ese día. En el centro de la historia está la compleja relación entre Esperanza y su madre, **Zoila**: una mujer a quien ama profundamente, teme y, sobre todo, desea que la vea de verdad. Es una relación llena de amor, decepciones, sacrificios y decisiones imposibles; una historia en la que muchas madres e hijas podrán verse reflejadas.

Si quieres conocer un poco de esa relación, compartí una escena en nuestra página de Instagram **@blindhope**. Me encantará que la veas.

Y hay otra razón por la que el 23 de julio significa tanto para mí.

Ese también era el cumpleaños de mi mamá.

Ella inspiró mi amor por contar historias y mi convicción de que todos merecemos ser vistos, incluso a través de nuestras cicatrices. En muchos sentidos, *#BlindHope* es mi carta de amor a la resiliencia, al perdón y a la esperanza.

Por eso nuestra campaña comienza el **23 de julio**.
Ese día abrirá nuestro **Community Round** en **CineBlock Films**, y podrás **unirte a la lista de espera para formar parte de este increíble proyecto**. Ya

CINEBLOCK

Disclaimer

BH Movie LLC is "testing the waters" to gauge potential investor interest in a possible Regulation Crowdfunding offering. No money or other consideration is being solicited or accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the Securities and Exchange Commission and any such offer is made only through the CineBlock Films platform. Any indication of interest involves no obligation or commitment of any kind.

YES

sea que quieras seguir la película, apoyarnos o conocer más sobre cómo participar, me encantará que nos acompañes desde el primer día.

Con todo mi corazón,
Charo Toledo



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